UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of June, 2011
COMMISSION FILE NUMBER: 1-7239
KOMATSU LTD.
Translation of registrant’s name into English
3-6 Akasaka 2-chome, Minato-ku, Tokyo, Japan
Address of principal executive office
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☑     Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

INFORMATION TO BE INCLUDED IN REPORT

1. Notice of Resolutions Adopted at the 142nd Ordinary General Meeting of Shareholders.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KOMATSU LTD. (Registrant)
Date: June 24, 2011	By:	/S/ Mikio Fujitsuka
Mikio Fujitsuka
Director and Senior Executive Officer

(Translation)
This document has been translated from the Japanese original for the convenience of non-Japanese shareholders. In the event of any discrepancy between this document and the Japanese original, the original shall prevail.

Kunio Noji
President and Representative Director
Komatsu Ltd.
3-6, Akasaka 2-chome, Minato-ku,
Tokyo
NOTICE OF RESOLUTIONS ADOPTED
AT THE ONE HUNDRED AND FORTY-SECOND (142ND)
ORDINARY GENERAL MEETING OF SHAREHOLDERS
OF KOMATSU LTD.

Securities Code: 6301
June 22, 2011
Dear Shareholders:
We would like to express our heartfelt sympathy to every shareholder who has been affected by the Great
East Japan Earthquake in March 2011.
This is to inform you that at the 142nd Ordinary General Meeting of Shareholders of Komatsu Ltd. (hereinafter “the Company”) held today, reports and resolutions were made as follows:
Details
Items Reported:
(1)
The Business Report and the Consolidated Statutory Report for the 142nd fiscal year (April 1, 2010 — March 31, 2011), as well as the Accounting Auditors’ Report and Board of Corporate Auditors’ Report on the Result of the Audited Consolidated Statutory Report.

(2)	The Non-Consolidated Statutory Report for the 142nd fiscal year (April 1, 2010 — March 31, 2011).
Items Resolved:
Item 1: Appropriation of Surplus
This proposal was approved as originally proposed, and it was decided that the year-end dividend for the 142nd fiscal year (year-end dividend of surplus) is JPY 20 per one (1) common share of the Company.

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Item 2: Election of Ten (10) Directors
This proposal was approved as originally proposed. Ten (10) Directors were elected as follows, and have assumed their positions as Directors.
(Reelected)
Messrs. Masahiro Sakane, Kunio Noji, Yoshinori Komamura, Tetsuji Ohashi, Kensuke Hotta, Noriaki Kano and Kouichi Ikeda
(Newly elected)
Messrs. Mamoru Hironaka, Mikio Fujitsuka and Fujitoshi Takamura
Item 3: Election of One (1) Corporate Auditor
This proposal was approved as originally proposed. Mr. Hiroyuki Kamano was reelected and has assumed his position as Corporate Auditor.
Item 4: Payment of Bonuses for Directors
As proposed, it was approved that the Company pay bonuses within the range of JPY 357 million in total to the ten (10) Directors who were in office as of the end of the 142nd fiscal year (of which, JPY 9 million in total to the three (3) Outside Directors).

Item 5:	Giving the Board of Directors the Authority to Issue Stock Acquisition Rights as Stock-Based Remuneration to Employees of the Company and Directors of Major Subsidiaries of the Company
As proposed, it was approved that the Company will issue Stock Acquisition Rights without consideration of no more than 2,529 units (the maximum number of common stock of the Company subject to the Stock Acquisition Rights shall be 252,900 shares) as stock-based remuneration to employees of the Company and Directors of major subsidiaries of the Company and that the Company’s Board of Directors be given the authority to issue such Stock Acquisition Rights, in accordance with the provisions of Articles 236, 238 and 239 of the Corporation Act.
END

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